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                            EXHIBIT 2
           Amendment to The Articles of Incorporation
                       of The Corporation
       Approved By The Shareholders at Its April 26, 1995
                         Annual Meeting


The Directors of the Corporation shall not be liable to the Corporation or to its shareholders for monetary damages for breach of fiduciary duties as a Director, provided that this provision shall not eliminate or limit the liability of a Director (i) for any breach of the Director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law, (iii) under Section 8.65 of the Illinois Business Corporation Act or
(iv) for any transaction from which the Director derived an improper personal benefit.